EXHIBIT 99.2

GAMESQUARE ESPORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2023 and 2022

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) relates to the financial results and related data of GameSquare Esports Inc. (“GameSquare” or the “Company”) and its wholly owned subsidiaries for the three months ended March 31, 2023 and 2022. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022 and its audited consolidated financial statements for the year ended December 31, 2022 filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s interim financial statements have been prepared in accordance with International Financial Reporting Standard 34 – Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Except as otherwise disclosed, all dollar figures in this report are stated in U.S. dollars. Additional information relevant to the Company can be found under the Company’s profile on SEDAR. References to “Q1”, “this quarter”, or “the quarter” are to the three months ended March 31, 2023. References to “last year” or “prior year” are to the year ended December 31, 2022.

The commentary has been prepared taking into consideration information available to May 18, 2023. The reader should be aware that historical results are not necessarily indicative of future performance.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of GameSquare, including the Company’s outlook for 2023 (see “Outlook”), the closing of the transaction of the transaction with Engine and the impact thereof on the Company, management’s expectations for the Content Production business to generate margins of approximately 30%, and the positioning of the Company for sustainable growth. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section in the Annual Information Form and the “Risks and Uncertainties” section of the Annual MD&A: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Page 2 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

OVERVIEW

GameSquare is focused on the high growth gaming and esports market. The Company seeks to bridge the gap between global brands and the large gaming and esports communities by providing digital agency and media services, operating top tier competitive esports teams, signing leading content creators and influencer, and by providing services to the industry including content production and consumer product design. GameSquare seeks to accelerate its organic growth by serving brands and esports organizations through its vertically integrated platform. The Company seeks to complement its organic growth through acquisitions of new companies that further strengthen its roster of global brand relationships.

The Company’s business is primarily carried out through five entities: GameSquare, Code Red Esports Ltd. (“Code Red”), NextGen Tech, LLC (dba as Complexity Gaming) (“Complexity”), Swingman LLC (dba Cut+Sew / Zoned) (“Cut+Sew”), Fourth Frame Studios, a multidisciplinary creative production studio rooted in gaming, pop culture, and youth, and Mission Supply, which provides merchandise and consumer product design, marketing, and sales consultation to brands and esports organizations.

The Company’s common shares (“Common Shares”) were traded on the Canadian Securities Exchange (the “CSE”) under the symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the symbol “GMSQF” and the Frankfurt Stock Exchange under the symbol “29Q1” until April 11, 2023 when the Company was acquired by Engine Gaming and Media Inc. The transaction closing included a reverse four for one consolidation. All share amounts disclosed in this MD&A are stated on a pre-consolidation basis.

OUTLOOK

Management believes GameSquare is well positioned to benefit from the significant growth of the gaming and esports industry. The gaming and esports industry is projected to have a global audience of nearly 650 million viewers by 2025, with live streaming expected to reach more than 1.4 billion by the end of 2025 and the gaming market is expected to generate more than 225 billion of revenue by 2025. (source: NewZoo 2022 Global Esports and Live Streaming Report and NewZoo 2022 Global Games Market Report). GameSquare’s revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company’s growth strategy focuses on growing audience and reach within its digital agencies, media network, and teams segments.  GameSquare’s digital agencies, teams, and services segments serve the gaming and esports market, and more broadly sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy earnings before income, taxes, depreciation and amortization (“EBITDA”) margins, which management believes positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions.

The Company has invested in its sales organization and continues to see significant growth in the number, and the size, of requests for proposals within its agency businesses and greater sales activity within Complexity. The quality and performance of the Company’s sales organization resulted in significant growth in the Company’s revenue and investments in marketing have led to a robust contracted revenue and a significant sales pipeline for 2023. The Company’s financial profile compares very favorably against its esports peers.

Page 3 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

FIRST QUARTER OF 2023 HIGHLIGHTS & SUBSEQUENT EVENTS

Acquisition by Engine Gaming and Media Inc.

On April 11, 2023, the Company announced that it completed its previously announced plan of arrangement (the "Arrangement") with Engine Gaming and Media, Inc. (“Engine”) resulting in the Engine acquiring all of the issued and outstanding securities of the Company. As a result of the completion of the Arrangement, the Company’s common shares have been halted from trading on the Canadian Securities Exchange and will be subsequently delisted. The combined entity is now known as GameSquare Holdings, Inc. (“GameSquare Holdings”) with shares traded on the Nasdaq Capital Market and TSX Venture Exchange under the ticker symbol GAME.

Prior to the closing of the Arrangement, Engine closed a public offering of 7,673,000 subscription receipts (the "Subscription Receipts") at an issue price of US$1.25 per Subscription Receipt, including the partial exercise of an over-allotment option, for aggregate gross proceeds of $9,591,250. As a result of the closing of the Arrangement, the Subscription Receipts were consolidated on the same ratio as the Consolidation (as discussed below) and automatically exchanged on a one-to-one basis for common shares of the GameSquare Holdings without any further action on the part of the holder and without payment of additional consideration. GameSquare Holdings enacted a reverse stock split to consolidate (the “Consolidation”) the outstanding common shares on the basis of one new common share for every four existing common shares. As a result, GameSquare Holdings has approximately 12.9 million shares outstanding following completion of the Consolidation, the Arrangement and the conversion of the Subscription Receipts.

The board of directors of GameSquare Holdings includes Justin Kenna, Tom Walker, Travis Goff, Jerami Gorman, Tom Rogers (Executive Chairman), Lou Schwartz, and Stu Porter. These directors shall hold office until the first annual meeting of the shareholders of GameSquare Holdings following the closing, or until their successors are duly appointed or elected. The management team of GameSquare Holdings includes Justin Kenna as Chief Executive Officer, Lou Schwartz as President, Mike Munoz as Chief Financial Officer, Sean Horvath as Chief Revenue Officer, Paolo DiPasquale as Chief Strategy Officer, Tyler "Ninja" Blevins as Chief Innovation Officer, John Wilk as General Counsel, and Matt Ehrens as Chief Technology Officer.

Oak Hills Securities, Inc. served as the Engine’s exclusive financial advisor. Evans & Evans, Inc. acted as financial advisor to the Company on the Arrangement and Haywood Securities Inc. acted as financial advisor to Engine on the Arrangement. Polsinelli PC and Blake, Cassels & Graydon LLP acted as counsel to the Company on the Arrangement and Fogler, Rubinoff LLP and Dorsey Whitney LLP acted as counsel to Engine on the Arrangement.

Pursuant to the Arrangement, all of the common shares of the Company were acquired in exchange for post consolidation common shares of the GameSquare Holdings based on a 1-for-0.020655 exchange ratio. Registered shareholders of the Company are reminded to submit a duly completed letter of transmittal along with the certificate(s) or direct registration statement (DRS) advice(s) representing such common shares of the Company to Computershare Investor Services Inc. in order to receive the common shares of GameSquare Holdings to which they are entitled to under the Arrangement. The letter of transmittal was previously sent to registered shareholders and is also available under the Company’s profile on SEDAR at www.sedar.com. the Company’s shares have been halted on the CSE and OTC Markets and the Company intends to apply to cease to be a reporting issuer under applicable Canadian laws.

Page 4 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Other Highlights

During the three months ended March 31, 2023, the Company granted 3,261,112 RSUs, 4,808,966 RSUs were exercised for 4,808,966 common shares of the Company and 30,000 RSUs were cancelled.

On February 22, 2023, the Company granted 1,000,000 options, with exercise prices of $0.13, to a consultant of the Company.

On March 10, 2023, 1,421,418 common shares of the Company were issued for consideration on the acquisition of Cut&Sew.

On March 16, 2023, 3,000,000 options with exercise prices of CAD$0.40, expired, unexercised.

On March 24, 2023, 441,025 commons shares were issued in settlement of outstanding amounts payable.

On April 3, 2023, 150,000 Proportionate Voting Shares were converted to 15,000,000 common shares of the Company.

On April 3, 2023, 199,000 common shares of the Company were issued for consideration on Reciprocity Corp. (“Reciprocity”).

On April 10, 2023, 1,250,000 common shares of the Company were issued for consideration on the acquisition of Reciprocity.

On April 11, 2023, on the close of the public offering noted above, the Company repaid the balance of its credit facility (the “Facility”) of $825,810 and associated accrued legal fees of $80,133. The Facility was entered into with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors.

Page 5 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

REVIEW OF FINANCIAL RESULTS

The following financial information is derived from the condensed interim consolidated financial statements for the three months ended March 31, 2023 and 2022.

	Three months ended	Three months ended
($ U.S. dollars)	March 31, 2023	March 31, 2022

Revenue	$5,050,713	$5,040,074

Cost of sales	3,021,210	3,394,873

Gross profit	2,029,503	1,645,201

Other income
Interest and other income	84	3,020

Total other income	84	3,020

Expenses
Salaries, consulting and management fees	2,934,311	2,660,889
Player compensation	499,402	439,685
Professional fees	855,368	393,243
General office expenses	378,356	330,216
Selling and marketing expenses	176,386	282,438
Travel expenses	119,498	255,685
Shareholder communications and filing fees	80,612	21,321
Interest expense and financing fees	82,602	90,105
Bad debt expense	8,680	-
Foreign exchange loss	932	3,896
Share-based compensation	565,380	500,143
Amortization	591,360	682,558

Total expenses	6,292,887	5,660,179

Loss for the period before income taxes	(4,263,300)	(4,011,958)
Income tax (recovery)	(5,027)	(18,329)
Loss for the period	(4,258,273)	(3,993,629)

Other comprehensive (loss) income
Items that will subsequently be reclassified to operations:
Foreign currency translation	(6,649)	103,775

Total comprehensive loss for the period	$(4,264,922)	$(3,889,854)

(Loss) for the period attributable to:
Owners of the parent	(4,258,273)	(4,007,347)
Non-controlling interest	-	13,718
	$(4,258,273)	$(3,993,629)
Basic and diluted net loss per share	$(0.01)	$(0.02)

Weighted average number of common shares outstanding - basic and diluted	310,027,875	244,381,900

Page 6 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

For the three months ended March 31, 2023, the Company reported a loss of $4,258,276 or $(0.01) per Common Share, compared with a loss of $3,993,629 or $(0.02) per Common Share for the three months ended March 31, 2022. The increase in net loss is the result of higher consulting fees and an increase in professional fees related to the acquisition by Engine Media offset to a lesser extent by lower travel and selling & marketing expenses.

REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s Chief Executive Officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

The Company’s “Teams” segment represents its esports teams, which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, and formerly R7 Gaming.

The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

The Company’s “Content Production” segment represents Fourth Frame Studios and Mission Supply businesses. Fourth Frame is involved with the creation and production of original online content. It produces both white label content for clients and original content which it sells to distributors. Mission Supply provides merchandise and consumer product design, marketing, and sales consultation to brands and esports organizations.

Three months ended March 31, 2023
	United Kingdon	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	2,075,709	-	-	2,075,709
Winning/Player buyout/Other	-	84,942	-	-	84,942
Total Team Revenue	-	2,160,651	-	-	2,160,651

Cost of Sales	-	1,491,993	-	-	1,491,993
Gross profit	-	668,658	-	-	668,658

Influencer / on screen talent representation	634,373	-	-	-	634,373
Digital media	-	2,060,460	-	-	2,060,460
Total Agency Revenue	634,373	2,060,460	-	-	2,694,833

Cost of sales	531,846	827,919	-	-	1,359,765
Gross profit	102,527	1,232,541	-	-	1,335,068

Content production	-	195,229	-	-	195,229

Cost of sales	-	169,452	-	-	169,452
Gross profit	-	25,777	-	-	25,777

Non-current assets	266,720	9,142,951	-	-	9,409,671

Page 7 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Three months ended March 31, 2022
.	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,823,514	-	-	1,823,514
Winning/Player buyout/Other	-	-	-	99,848	99,848
Total Team Revenue	-	1,823,514	-	99,848	1,923,362

Cost of Sales	-	1,077,549	-	51,951	1,129,500
Gross profit	-	745,965	-	47,897	793,862

Influencer / on screen talent representation	1,268,397	-	-	-	1,268,397
Digital media and marketing	-	1,725,815	-	-	1,725,815
Total Agency Revenue	1,268,397	1,725,815	-	-	2,994,212

Cost of sales	1,010,834	1,100,952	-	-	2,111,586
Gross profit	257,563	624,863	-	-	882,626

Content production	-	122,500	-	-	122,500

Cost of sales	-	153,787	-	-	153,787
Gross profit	-	(31,287)	-	-	(31,287)

Non-current assets	1,371,407	11,846,578	322,902	79,240	13,620,127

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023

Revenue

Revenues for the three months ended March 31, 2023, were $5,050,713, which include $2,160,651 from Complexity, $858,610 from Cut+Sew, $1,201,850 from GCN and $634,373 from Code Red. In the comparative period ended March 31, 2022, revenues of $5,040,074 included $1,268,397 from Code Red, $1,823,514 from Complexity, $677,500 from GCN, $99,848 from Biblos and $1,170,815 from Cut+Sew.

For the three months ended March 31, 2023, the Company's Teams segment generated revenue of $2,160,651 in the U.S., an increase of $1,132,319 from the previous quarter due to strong sponsorship activations. The Company's Agency Services segment generated Q1 2023 revenue of $2,694,833 (United Kingdom $634,373 and the U.S. $2,060,460). The Agency segment saw $1,512,478 (36%) quarter-over-quarter revenue decline over Q4 2022 revenues of $4,207,311 due mainly to seasonality (i.e. Q4 is traditionally a strong quarter in the agency business as entities seek to use up annual budgets). The Teams segment generated gross profit of $668,658, while the Agency Services segment generated gross profit of $1,335,068. The Content Production segment generated a gross profit of $25,777.

The Company is striving to aggressively grow its revenues to achieve critical mass in the esports and media industries.

Expenses

Salaries, consulting and management fees incurred during the three months ended March 31, 2023 were $2,934,311 compared to $2,660,889 during the three months ended March 31, 2022.  The increase is due to additional resources helping complete the transaction with Engine.

Player compensation for the three months ended March 31, 2023, was $499,402 compared to $439,685 in the comparative period and consisted of salaries and benefits paid to players.   Player compensation has some fluctuation due to variable compensation associated with winnings and number of events.

Page 8 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Professional fees of $855,368 incurred during the three months ended March 31, 2023, were for amounts paid or accrued for audit and legal fees and included professional fees related to the acquisition of the Company by Engine. Professional fees incurred during the three months ended March 31, 2022 were $393,243.

General office expenses for the three months ended March 31, 2023, were $378,356, compared to $330,216 in the comparative period.

Selling and marketing expenses were $176,386 for the three months ended March 31, 2023, versus $282,438 in the comparative period.   The decrease in the current quarter is due to cost containment efforts.

Travel expenses for the three months ended March 31, 2023, were $119,498, versus $255,685 in the comparative period.  The decrease in the current quarter is due to cost containment efforts.

Shareholder communications and filing fees during the three months ended March 31, 2023, were $80,612, an increase from the $21,321 incurred in the prior period. The increase over the prior period is a result of an increase in activity associated with the acquisition by Engine.

Interest expense and financing fees during the three months ended March 31, 2023, were $82,602 compared to $90,105 in the comparative period. During the three months ended March 31, 2023, the Company accrued $23,182 in interest expense on its credit facility and recorded interest on its lease of $54,453. Interest expense in the prior period included $29,309 in interest on a loan acquired on the acquisition of Reciprocity and $60,771 on its lease.

The Company recorded $565,380 in share-based compensation during the three months ended March 31, 2023, compared to $500,143 in the comparative period. Share-based compensation relates to the amortization of the fair market value of options and RSUs granted during the three months ended March 31, 2023, the year ended December 31, 2022, and the thirteen months ended December 31, 2021. The Company granted 1,000,000 options to directors, officers, and consultants of the Company during the three months ended March 31, 2023 (year ended December 31, 2022 – 4,600,000) and 3,261,112 RSUs (year ended December 31, 2021 – 4,250,000). The options and RSUs have vesting periods of immediate to three years.

During the three months ended March 31, 2023, the Company recorded amortization expense of $591,360, compared to $682,558 in the comparative period.

CASH FLOWS

	Three months ended March 31, 2023	Three months ended March 31, 2022

Cash flows (used in) operating activities	$(523,881)	(4,036,770)
Cash flows (used in) financing activities	(134,319)	(281,630)
Cash flows (used in) investing activities	(120,000)	(42,018)
Effect of exchange rate changes on cash	(10,582)	9,885

Net change in cash	$(788,782)	(4,350,533)

The Company used cash of $523,881 in operating activities during the three months ended March 31, 2023 compared with $4,036,770 in the comparative period. The use of funds in operating activities are described in the Results of Operations section.

The Company made lease payments of $134,319 during the three months ended March 31, 2023. During the three months ended March 31, 2022, the Company made lease payments of $132,188 and repaid loan amounts of $149,442.

During the three months ended March 31, 2023, the Company paid $120,000 in contingent consideration on the acquisition of Cut&Sew. In the same period in the prior year the Company made equipment purchases of $42,018.

Page 9 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

PRO FORMA FINANCIAL INFORMATION

The following is a pro forma income statement for the three months ended March 31, 2023 combining GameSquare and Engine effective January 1, 2023.

	GameSquare Esports Inc.	Engine Gaming & Media Inc.	Proforma Combined
	Three months ended	Three months ended	Three months ended
($ U.S. dollars)	March 31, 2023	March 31, 2023	March 31, 2023

Revenue	$5,050,713	$8,792,634	$13,843,347

Cost of sales	3,021,210	6,554,154	9,575,364

Gross profit	2,029,503	2,238,480	4,267,983

Other income
Interest and other income	84	-	84

Total other income	84	-	84

Expenses
Salaries, consulting and management fees	2,934,311	3,355,312	6,289,623
Player compensation	499,402	-	499,402
Professional fees	855,368	312,519	1,167,887
Office and general	587,146	1,007,214	1,594,360
Selling and marketing expenses	176,386	154,233	330,619
Technology expenses	-	156,208	156,208
Interest expense and financing fees	82,602	161,605	244,207
Foreign exchange loss	932	43,106	44,038
Share-based compensation	565,380	823,185	1,388,565
Amortization and depreciation	591,360	276,169	867,529
Transaction costs	-	1,107,175	1,107,175
Arbitration settlement reserve	-	1,096,096	1,096,096
Restructuring costs	-	327,212	327,212
Change in fair value of warrant liability	-	221,165	221,165
Change in fair value of convertible debt	-	977,595	977,595

Total expenses	6,292,887	10,018,794	16,311,681

Loss for the period before income taxes	(4,263,300)	(7,780,314)	(12,043,614)
Income tax (recovery)	(5,027)	-	(5,027)
Loss for the period from continuing operations	(4,258,273)	(7,780,314)	(12,038,587)
Loss from discontinued operations	-	112,017	112,017
Loss for the period	(4,258,273)	(7,892,331)	(12,150,604)

Page 10 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

MANAGEMENT’S USE OF NON-IFRS MEASURES

This MD&A contains certain financial performance measures, including “EBITDA” and “Adjusted EBITDA,” that are not recognized under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures presented by other companies. For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the section entitled “Reconciliation of Non-IFRS Measures” of this MD&A.

We believe EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “EBITDA” as net income (loss) before (i) depreciation and amortization; (ii) income taxes; and (iii) interest expense.

Adjusted EBITDA

We believe Adjusted EBITDA is a useful measure to assess the performance of the Company as it provides more meaningful operating results by excluding the effects of expenses that are not reflective of our underlying business performance and other one-time or non-recurring expenses. We define “Adjusted EBITDA” as EBITDA adjusted to exclude extraordinary items, non-recurring items and, other non-cash items, including, but not limited to (i) share based compensation expense, (ii) non-recurring arbitration settlement costs (iv) intangible and goodwill impairments and loss on disposal of assets/ loss from discontinued operations (v) transaction costs related to merger and acquisition activities. (vi)  change in fair values on warrants and convertible debt and (vii) restructuring costs.

Reconciliation of Non-IFRS Measures

A reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable measure determined under IFRS is set out below for the three months ended March 31, 2023.  The pro forma combined column combines GameSquare and Engine effective January 1, 2023.

	GameSquare Esports Inc.	Engine Gaming & Media Inc.	Proforma Combined
	Three months ended	Three months ended	Three months ended
	March 31, 2023	March 31, 2023	March 31, 2023

Net loss as reported	(4,258,273)	(7,892,331)	(12,150,604)
Adjustments:
Interest expense (net)	82,518	161,605	244,123
Amortization and depreciation	591,360	276,169	867,529
Income Tax (recovery)	(5,027)	-	(5,027)
EBITDA Loss	(3,589,422)	(7,454,557)	(11,043,979)
Adjustments:
Share based compensation	565,380	823,185	1,388,565
Transaction costs	484,309	1,107,175	1,591,484
Arbitration settlement reserve	-	1,096,096	1,096,096
Restructuring costs	283,898	327,212	611,110
Change in fair value of warrant liability	-	221,165	221,165
Change in fair value of convertible debt	-	977,595	977,595
Loss from discontinued operations	-	112,017	112,017

Adjusted EBITDA Loss	(2,255,835)	(2,790,112)	(5,045,947)

Page 11 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters and should be read in conjunction with the financial statements of the Company:

($, except per share amounts)	Mar-23	Dec-22	Sep-22	Jun-22
Revenue	5,050,713	6,252,763	10,133,280	6,655,892
Cash flow from operating activities	(523,881)	(3,683,720)	(2,926,617)	(719,010)
Net (loss)	(4,258,273)	(7,397,214)	(4,182,042)	(2,524,825)
Per share - basic and diluted	(0.01)	(0.02)	(0.02)	(0.01)
Total assets	15,977,624	20,093,810	24,186,689	22,186,918

($, except per share amounts)*	Mar-22	Dec-21	Aug-21	May-21
Revenue	5,040,074	7,198,956	1,979,031	893,141
Cash flow from operating activities	(4,036,770)	(3,910,779)	(4,094,214)	(2,358,393)
Net (loss) income	(3,993,629)	(452,943)	(10,268,510)	(9,935,967)
Per share - basic and diluted	(0.02)	(0.00)	(0.05)	(0.09)
Total assets	20,459,388	23,828,404	42,286,412	14,141,010

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2023, the Company had a working capital deficit of $3,563,874, compared to a deficit of $423,841 as at December 31, 2022. The increase in the working capital deficit resulted mostly from the Company’s use of cash in operating activities as described in the cash flows section.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $10,131,827 at March 31, 2023, the Company has no short-term capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or, if available. that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue operations. The Company may seek such additional financing through debt or equity offerings. Any equity offering would result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company has a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. On December 22, 2022, the Company drew down $750,000 on the credit facility. On April 11, 2023, the balance of the loan plus accrued interest was repaid. See Subsequent Events section above.

GameSquare does not have any contracts or commitments for additional financing other than this US$5 million revolving credit facility.

The Company has a material office lease in Frisco, Texas, United States which runs until April 2029 as described below.

On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019, and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $94,158.

Page 12 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the three months ended March 31, 2023, the Company recognized $54,453 (three months ended March 31, 2022 - $60,771) in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the periods ended March 31, 2023 and December 31, 2022, is as follows:

	Three months ended	Years ended
	March 31, 2023	December 31, 2022

Balance, beginning of period	$2,698,677	$3,000,031
Cash outflows	(134,319)	(535,147)
Finance costs	54,453	233,793

	$2,618,811	$2,698,677

	March 31, 2023	December 31, 2022

Lease Liability - current	$345,408	$336,229
Lease Liability - non-current	2,273,403	2,362,448

	$2,618,811	$2,698,677

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Short term employee benefits	$552,584	$255,617
Share-based payments	182,040	124,578
Short term employee benefits	$734,624	$380,195

The Company recorded $182,040 in share-based compensation related to the vesting of options and RSUs granted during the three months ended March 31, 2023, the year ended December 31, 2022 and the 13 months ended December 31, 2021.

Included in accounts payable and accrued liabilities at March 31, 2023 is $406,414 (December 31, 2022 - $152,097) owed to the chairman of the board of directors of the Company and $4,323 owed to directors for expense reimbursement. The amounts are due on demand, unsecured, and non-interest bearing.

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matures on June 30, 2023 (the “Maturity Date”). During the three months ended March 31, 2023, the Company accrued $23,182 in interest and $80,133 in legal fees in connection with the Facility. As at March 31, 2023, the principal and accrued interest were carried at $825,510 and $80,133 was included in accounts payable and accrued liabilities.

Page 13 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

COMMITMENTS AND CONTINGENCIES

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,200,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $600,000 pursuant to the terms of these contracts. As a triggering event has not taken place as of the end of the year, these amounts have not been recorded in the consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$350,725 ($259,163) to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

ACCOUNTING POLICIES

The consolidated financial statements were prepared using the accounting policies and methods as described in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2022.

New accounting standards

Effective January 1, 2023, the Company adopted the following new accounting standards.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The adoption of the amendments to IAS 1 did not have a material impact on the condensed interim consolidated financial statements.

Page 14 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

RISKS AND UNCERTAINTIES

Risks Related to Our Business

GameSquare has limited operating history and operates in an evolving sector.

GameSquare Inc. was acquired by oil and gas exploration company Magnolia Colombia Ltd. ("Magnolia") pursuant to a reverse-takeover transaction (RTO), which was completed on October 2, 2020. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc.

GameSquare had no experience in the esports industry prior to the RTO. GameSquare acquired its first revenue-generating asset, Code Red, on October 2, 2020. Prior to the acquisition of Code Red, GameSquare’s operations were limited to identifying and acquiring target companies in the esports industry.

Consequently, we are subject to all the risks and uncertainties inherent in a new business and in connection with the development and sale of new services. In addition, the esports and gaming industry is a relatively new and an evolving sector. Accordingly, investors should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies in this early stage of development and operating in a changing and evolving sector. Investors should carefully consider the risks and uncertainties that a company, such as GameSquare, with a limited operating history will face. In particular, investors should consider that we cannot provide assurance that we will be able to:

a. successfully implement or execute our current business plan;

b. maintain our management team;

c. raise sufficient funds in the capital markets to effectuate our business plan;

d. attract, enter into or maintain contracts with, and retain clients; and/or

e. compete effectively in the extremely competitive environment in which we operate.

If we cannot successfully accomplish any of the foregoing objectives, our business may not succeed.

GameSquare generates a significant portion of revenue from representing esports players, influencers, gaming personalities and other on-screen talent through our agency operating segment. Failure to attract new clients or to successfully represent our existing clients, may adversely affect revenue.

Our Agency Services segment represents esports agencies which include Code Red, GCN and Cut+Sew. Our agencies generate revenue through representing players, influencers and on-screen talent, consulting and managing and brokering brand activations for influencers. Our agency services sector generates the majority of our revenue.

The agency segment of the esports industry is highly competitive and there is no guarantee that we will succeed in attracting new clients to represent or that we will retain our existing clients. Factors that influence our success in attracting and retaining clients include our ability to:

f. successfully negotiate contracts on behalf of our clients;

g. secure sponsorships for our clients; and

h. secure event and tournament participation for our clients.

Failure to attract or retain clients would have a material, adverse effect on our business, financial condition and results of operations.

GameSquare’s agency services business model may not remain effective and it cannot guarantee that its future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Our agencies business generates a portion of its revenue from securing talent for live esports events. Although we anticipate that the audience for such live esports will continue to grow, creating more opportunities for us to provide services, such growth is not guaranteed and demand for GameSquare’s services may change, decrease substantially or dissipate, or we may fail to anticipate and serve client demands effectively. For example, COVID-19 and related variants have reduced demand for in-person esports events while increasing demand for online and broadcasted events. Although we also provide a variety of services relating to online and broadcasted events, any decision to reduce or eliminate its service offering for live esports events in order to prioritize online and broadcasted events may be unsuccessful and would involve additional risks and costs that could materially and adversely affect our business, financial condition and results of operations.

Page 15 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

If GameSquare fails to maintain and enhance its brands, its business, financial condition and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our brands, including GameSquare, Complexity, Cut+Sew and Code Red, as well as any other brands that we may acquire in the future, is important for our business to succeed by increasing our visibility and reputation in the esports industry and enabling GameSquare to attract new clients and retain existing clients for our businesses. Since GameSquare operates in a highly competitive industry, brand maintenance and enhancement directly affect our ability to maintain and enhance our market position. As GameSquare expands, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brands, but we cannot assure investors that these activities will be successful. In addition, negative publicity, regardless of its veracity, could harm our brands and reputation, which may materially and adversely affect our business, financial condition and results of operations.

GameSquare’s teams business is substantially dependent on the continued popularity and success of our teams and players.

The financial results of our teams segment are largely depended on our esports teams remaining popular with our fan bases.  The popularity of our teams will, in part, depend on their performance in the leagues and tournaments in which they participate.  We cannot ensure that our teams will be successful in the leagues and tournaments in which they play and therefore our ability to attract or retain talented players and coaching staff, supporters, sponsors and other commercial partners, as well as potentially result in lower prize money. Moreover, the popularity of the individual players can impact online viewership and television ratings, which could affect the long-term value of the media rights and sponsorship opportunities. There can be no assurance that our players will develop or maintain continued popularity. Furthermore, the popularity of the teams, and, in turn, their financial results, further depend, in part, upon the popularity of the esports played and their ability to attract audiences and generate online viewership. There can be no guarantee that games currently popular, will develop or maintain continued popularity in esports.

Defection of GameSquare’s players to other teams could hinder our success.

GameSquare competes with other esports teams to sign and retain world class esports players, some of which have greater resources or brand recognition and popularity than GameSquare. GameSquare’s players under contract may choose to move to other esports organizations for various reasons, including higher pay or that they have chosen to pursue new or other opportunities. The loss of any of our players could have negative consequences on our business and results of operations.

Adverse publicity concerning GameSquare, one of our businesses or key personnel or talent could negatively affect our business.

GameSquare’s reputation is essential to our continued success, and any decrease in the quality of our reputation could impair our ability to, among other things, recruit and retain key personnel, retain or attract clients and maintain relationships with our partners. GameSquare’s reputation can be negatively impacted by a number of factors, including negative publicity concerning GameSquare, members of our management or other key personnel including our talent and players. In addition, GameSquare is dependent for a portion of our revenues on our key talent and our ability to monetize through various channels. Such publicity could have a negative impact on GameSquare and adversely affect our business, financial condition and results of operations.

If GameSquare fails to anticipate, adopt and build expertise in new esports technologies, our business may suffer.

Rapid technology changes in the esports gaming market requires us to anticipate which technologies we should adopt and build expertise in to remain competitive in the esports industry. GameSquare has invested, and in the future may invest, in new business strategies, technologies or services to engage a growing number of esports players, influencers and other on-screen talent, sponsors and others. For example, Code Red assists game publishers and developers such as Ubisoft and Massive Entertainment in designing broadcast-ready games by honing in-game spectator modes for improved viewing and commentating. Such advice typically relates to overlay placement, broadcasting options for streamers and commentators and scoreboard, replay and timer displays, as well as a number of other design elements. If we fail to anticipate, adopt or build expertise in new technologies which impact in-game spectator modes, GameSquare may fail to attract new or retain existing game publishers, developers, influencers and brands as clients.

Page 16 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Adopting new technologies involves significant risks and uncertainties, and no assurance can be given that GameSquare will successfully identify which technologies will complement our business. If we do not successfully implement new technologies, our reputation may be materially adversely affected and our business, financial condition and operating results may be impacted.

The success of GameSquare’s business depends on our marketing efforts.

Achieving market success will require substantial marketing efforts and investments to inform potential clients of the distinctive benefits and characteristics of our products and services. GameSquare’s long-term success will depend on our ability to expand current marketing capabilities. We will, among other things, need to attract and retain experienced marketing and sales personnel. No assurance can be given that we will be able to attract and retain such personnel or that any efforts undertaken by such personnel will be successful.

Acquisitions may never materialize, may be subject to unexpected delays or may entail unexpected costs or prove unsuccessful.

As a growing company, we are engaged in identifying, acquiring and developing esports and gaming assets that we believe are a strategic fit for our business. However, we cannot predict what form future acquisitions might take or when such acquisitions will be consummated, if at all. GameSquare is likely to face significant competition in seeking appropriate acquisitions and these acquisitions can be complicated and time consuming to negotiate and document. We may not be able to negotiate acquisitions on acceptable terms, or at all, and we are unable to predict when, if ever, we will consummate such acquisitions due to the numerous risks and uncertainties associated with them.

Since GameSquare may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value we realize from a future acquisition. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Any of the forgoing could materially and adversely affect our business, financial condition and results of operations.

Difficulties integrating acquisitions.

GameSquare has acquired a number of businesses since the RTO and acquisitions continue to be part of our growth strategy. The benefits of an acquisition may take considerable time to develop, and we cannot be certain that any particular acquisition will produce the intended benefits. These risks and difficulties associated with acquisitions, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

GameSquare may be unable to achieve or sustain profitability or continue as a going concern.

There is no assurance that GameSquare will earn profits in the future, or that profitability will be sustained in the near future or at all. Beyond this, we may incur significant losses in the future for a number of reasons including other risks described in this document, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. There is also no assurance that future revenues will be sufficient to generate the funds required to continue our business development and our activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities and strategies.

Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our continuation as a going concern is dependent upon our ability to raise equity capital or borrowings sufficient to meet current and future obligations and ultimately achieve profitable operations. There is no assurance that we will be able to obtain such financings or obtain them on favourable terms. These matters represent material uncertainties that cast significant doubt on our ability to continue as a going concern.

Page 17 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

GameSquare will require additional financing and cannot be certain that such additional financing will be available on reasonable terms when required, or at all.

To date, we have relied primarily on equity financing to carry on our business. We have limited financial resources and operating cash flow and can make no assurance that sufficient funding will be available to us to fund our operating expenses and to further develop our business. As of December 31, 2022, GameSquare had cash of $977,413. We also entered into US$5 million credit facility which will provide the Company with access to capital to execute on its strategic priorities. At December 31, 2022, the Company had drawn $750,000 on the facility and accrued a $50,000 structuring fee.

GameSquare does not have any contracts or commitments for additional financing other than a US$5 million revolving credit facility.  $750,000 has been drawn on that facility as of the date of this MD&A. Any additional equity financing may involve substantial dilution to then existing shareholders. There can be no assurance that such additional capital will be available, on a timely basis or on acceptable terms. Failure to obtain such additional financing could result in delay or indefinite postponement of operations or the further development of our business with the possible loss of such properties or assets. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business or the expansion thereof, take advantage of strategic acquisitions or investment opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed could have a material adverse effect on our business, financial condition and results of operations.

Future cash flow fluctuations may affect GameSquare’s ability to fund our working capital requirements or achieve our business objectives in a timely manner.

The working capital requirements and cash flows are expected to be subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, acquisitions, levels of sales and collection of receivables and client payment terms and conditions. If our revenues and cash flows are materially lower than we currently expect, we may be required to reduce our capital expenditures and investments or take other measures in order to meet our cash requirements. GameSquare may also seek additional funds from liquidity-generating transactions and other conventional sources of external financing (which may include a variety of debt, convertible debt and/or equity financings). We cannot provide any assurance that the net cash requirements will be as we currently expect. Our inability to manage cash flow fluctuations resulting from the above factors could have a material adverse effect on our ability to fund the working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

GameSquare currently has negative cash flow from operations.

The Company had negative cash flow from operating activities since it was formed. Although the Company anticipates that it will have positive cash flow from operating activities in future periods, it is possible the Company may continue to have negative cash flow in any future period as the Company continues to progress its expansion plans and its capacity of operations.

International operations and expansion exposes GameSquare to risks associated with international markets.

GameSquare currently operates and has businesses predominantly in the U.S. and U.K. markets and may further expand internationally and operate in select foreign markets. Managing a global organization is more time consuming and expensive than managing a company operating in one jurisdiction. Conducting international operations subjects GameSquare to risks related to foreign regulatory requirements and complying with a wide variety of laws and legal standards, managing and staffing international operations, fluctuations in foreign exchange rates, managing tax consequences, accounting and reporting complexities and political, social and economic instability in various jurisdictions. The investment and additional resources required to establish and manage operations in various countries and jurisdictions may result in lower levels of revenue or profitability.

The requirements related to being a public company.

As a reporting issuer, GameSquare is subject to and must comply with applicable securities legislation, the listing requirements and rules of the exchange and other applicable securities rules and regulations. Compliance with these rules and regulations may increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. Applicable securities laws require GameSquare to, among other things, file certain annual and quarterly reports with respect to our business and results of operations. In addition, applicable securities laws require GameSquare to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required including due to complexity of transactions and our expanding international business. As a result, management’s attention may be diverted from other business concerns in order to comply with these requirements. To comply with these requirements, GameSquare may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

Page 18 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating increasing legal and financial compliance costs and making some activities more time consuming. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities.

GameSquare is subject to privacy laws in each jurisdiction in which we operate and we may face risks related to breaches of the applicable privacy laws.

GameSquare collects and stores personal information about our users, clients and partners and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly user and partner lists, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a material adverse effect on our business, financial condition or results of operations.

In addition, there are a number of Canadian federal and provincial laws as well as local rules which are applicable to GameSquare and our subsidiaries which protect the confidentiality of personal information and restrict the use and disclosure of that protected information. The Canadian privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (PIPEDA) protect personal information by limiting its use and disclosure of personal information. If we are found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of personal information, we could be subject to sanctions and civil or criminal penalties, which could increase our liability, harm our reputation and have a material adverse effect on our business, financial condition or results of operations.

GameSquare is exposed to cyber security incidents resulting from deliberate attacks or unintentional events.

Cyber security incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects our business or our service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

GameSquare uses third-party services and partnerships in connection with our business, and any disruption to these services or partnerships could result in a disruption to our business, negative publicity and a slowdown in the growth of our clients, materially and adversely affecting our business, financial condition and results of operations.

GameSquare depends upon third-party software and services to conduct our business. The inability to access these services could result in a disruption while sourcing replacement service vendors. Additionally, we rely on contracted third-party partnerships to conduct our business. While we have minimized our reliance on any single vendor or partner, any disruption of service from our partners could have a material adverse effect on our business, financial condition or results of operations.

Page 19 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Failure to attract, retain and motivate key employees may adversely affect GameSquare’s ability to compete and the loss of the services of key personnel could have a material adverse effect on our business.

GameSquare depends on the services of a few key executive officers. The loss of any of these key persons could have a material adverse effect on our business, financial condition and results of operations. Our success is also highly dependent on our continuing ability to identify, hire, train, motivate and retain highly qualified technical, marketing and management personnel. Competition for such personnel can be intense, and we cannot provide assurance that we will be able to attract or retain highly qualified technical, marketing and management personnel in the future. Stock options and other share-based compensation plans may comprise a significant component of key employee compensation, and if the price of the Common Shares declines, it may be difficult to retain such individuals. Similarly, changes in the share price may hinder our ability to recruit key employees, as they may elect to seek employment with other companies that they believe have better long-term prospects. Our inability to attract and retain the necessary technical, marketing and management personnel may adversely affect our future growth and profitability. Our retention and recruiting may require significant increases in compensation expense, which would adversely affect our results of operation.

Our executive officers and other members of senior management have substantial experience and expertise in the business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect the business, financial condition and results of operations. GameSquare is not protected by key man or similar life insurance covering members of senior management.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time, GameSquare may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, security of client and employee personal information, contractual relations with clients, including gamers, influencers and other on-screen talent, production crew and sponsors, among others and marketing and infringement of trademarks. Litigation to defend against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

We are not aware of any current material legal proceedings outstanding, threatened or pending as of the date hereof by or against GameSquare. However, given the nature of our business, we are, and may from time to time in the future be, party to various, and at times numerous, legal investigations, proceedings and claims that arise in the ordinary course of business. Because the outcome of litigation is inherently uncertain, if one or more of such legal matters were to be resolved against us for amounts in excess of our expectations, our business, financial condition and results of operations could be materially adversely affected.

GameSquare is exposed to foreign currency risk and we have not hedged against risk associated with foreign exchange rate exposure.

Although GameSquare’s functional currency is the Canadian dollar, it generates revenue and incurs costs in foreign currencies. In particular, we expect to generate revenue and incur costs in GBP, the functional currency of Code Red, and euro, as well as, U.S. dollars, the functional currency of our other subsidiaries. Accordingly, GameSquare is subject to risk from fluctuations in the rates of currency exchange between such foreign currency and the Canadian dollar, and such fluctuations may materially adversely affect our business, financial condition and results of operations. GameSquare does not currently hedge against such currency fluctuations.

Public health crises may adversely affect our growth.

GameSquare may be negatively impacted by volatility in the equity markets as a result of certain events that are beyond our control, including infectious diseases, pandemics or similar health threats, such as the COVID-19 outbreak and its variants. Many governments, including in the United States, the United Kingdom and Canada, imposed stringent restrictions to seek to mitigate, or slow, the spread of COVID-19 and its variants, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” While many of these measures are being eased, the duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

Page 20 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

As a result of the COVID-19 related restrictions, in-person esports tournaments and other events have been cancelled or required to enforce social distancing and other policies designed to reduce the spread of the virus. The resulting loss of revenue from ticket sales has not been fully offset by a corresponding increase in paid online or televised esports events.  There can be no guarantee that demand for in-person esports events will resume in the near future.  Any continuation of COVID-19 related or other restrictions could have a material adverse effect on our business, financial condition and operating results may be impacted.

Risks Related to the Industry

GameSquare’s business and success is dependent on the continuing popularity and growth of the esports industry.

Our business is substantially dependent on the continuing popularity of the esports industry which is in the early stages of its development. Although the esports industry has experienced rapid growth and we anticipate the industry to continue to grow, consumer preferences may shift and there is no assurance that this growth will continue in the future. We have taken steps to diversify our business and continues to seek out new opportunities in the esports industry but there is no guarantee that it will be successful in doing so. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than we are at adapting to change and pursuing business opportunities.

The esports and gaming industry is intensely competitive. GameSquare faces competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

The esports and gaming industry is in competition with other sporting and entertainment events, both live and delivered over television networks, radio, the Internet, mobile applications and other sources. As a result of the large number of options available and the global nature of the esports industry, we face strong competition for esports fans. There is also intense competition amongst businesses operating in the segments of the esports industry where we currently operate or may operate in the future, including esports agencies, influencer technology platforms, analytics technologies, content creation and media content assets.

As some of GameSquare’s competitors have greater financial resources, they may spend more money and time on developing their products or services, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products or services, which could impact our ability to secure new clients or retain existing clients. Competition may also lead to reduced margins as companies compete for clients by adopting aggressive pricing policies or our costs of doing business may increase in a competitive environment. Furthermore, new competitors may enter the segments of the esports industry where we currently operate or may operate in the future. If GameSquare is unable to obtain significant market presence or if we lose market share to our competitors, our business, financial condition and results of operations could be materially adversely affected. Finally, there are many companies with established relationships with third parties, including sponsors, event and tournament organizers, influencers and esports organizations. Consequently, some competitors may be able to develop and expand their esports organization more quickly. Our success depends on our ability to develop and maintain relationships with such third parties.

As a result, GameSquare may not be able to continue to effectively compete against current and future competitors which could materially and adversely affect our business, financial condition and results of operations.

Esports is a new and evolving industry, which presents significant uncertainty and business risks.

The esports industry is relatively new and continues to evolve. GameSquare has taken steps to diversify our business and continues to seek out new opportunities in the esports industry, including in the teams segment through the acquisition of Complexity, but most of our revenue continues to be generated from our agency business. However, whether this industry grows and whether our business will ultimately succeed will be affected by, among other things, the success of efforts to monetize the esports industry through tournament fees, live event ticket sales, advertising and sponsorships, spectator demand for in-person, online and televised esports events and tournaments, the success of industry marketing efforts, including on social media platforms, the development of new games and technologies to attract and retain gamers and spectators, data privacy laws and regulation and other factors that we are unable to predict and which are beyond our control. Given the dynamic evolution of this industry, it can be difficult to plan strategically, and it is possible that competitors will be more successful than GameSquare at adapting to change and pursuing business opportunities.

Page 21 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Reliance on advertisers for revenue.

The esports industry relies on advertisers as part of its revenue. Our inability to secure contracts for advertising revenues may have a material adverse effect on our business, financial condition and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects of growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on digital media properties will not exceed the demand. If the industry grows slower than anticipated or we fail to maintain and grow our market position, we may not be able to achieve our revenue projections.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the industries in which we operate.

The demand for entertainment and leisure activities, including esports and gaming, tends to be highly sensitive to changes in consumers’ free time and disposable income, and thus can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdown, inflation, sustained high levels of unemployment, and increasing fuel or transportation costs, may reduce customers’ disposable income or result in fewer individuals attending ticketed in-person or online esports events or tournaments, paying for subscriptions to esports media channels or otherwise engaging in entertainment and leisure activities. As a result, we cannot ensure that demand for our services will remain constant. Continued or renewed adverse developments affecting economies throughout the world, including a general tightening of availability of credit, inflation, increasing interest rates, increasing energy costs, acts of war or armed conflicts (including the conflict in Ukraine), terrorism, transportation disruptions, natural disasters, pandemics, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, could lead to a further reduction in discretionary spending on leisure activities, such as esports. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could reduce demand for our services, which would have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Related to the Common Shares

Future sales or the issuances of our securities may cause the market price of the Common Shares to decline.

The market price of the Common Shares could decline as a result of issuances of securities (including additional Common Shares) by the Company, exercises of outstanding options or warrants for additional Common Shares or sales by existing shareholders of Common Shares in the market, or the perception that these issuances or sales could occur. Sales of Common Shares by shareholders may make it more difficult for GameSquare to sell equity securities at a time and price that we deem appropriate. Sales or issuances of substantial numbers of Common Shares, including in the context of future acquisitions, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any such sale or issuance of Common Shares, investors may suffer dilution and GameSquare may experience dilution in our earnings per share.

GameSquare expects that the price of the Common Shares may fluctuate significantly.

The market price of securities of many companies, particularly development and early commercial stage esports companies, experiences wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies.

The market price of the Common Shares could be subject to wide fluctuations in response to many risk factors set out herein, and others beyond our control. These and other market and industry factors may cause the market price and demand for the Common Shares to fluctuate substantially, regardless of the actual operating performance of GameSquare, which may limit or prevent investors from readily selling their Common Shares and may otherwise negatively affect the liquidity of the Common Shares. In addition, stock markets in general, and the share prices of esports and early-growth companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Significant ownership by principal shareholders.

As of March 31, 2023, two shareholders held approximately 40% of the Common Shares. As a result, these shareholders have significant influence over all corporate actions and securities matters requiring shareholder approval, including election of our directors and significant corporate transactions. The concentrated voting control of the Common Shares will limit the ability of other shareholders to influence corporate matters and actions may be approved that certain shareholders may not view as beneficial. Additionally, the principal shareholders’ interest in GameSquare may discourage transactions involving a change of control, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market price.

Page 22 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

If equity research analysts do not publish research or reports about GameSquare and our business or if they issue unfavorable commentary or downgrade the Common Shares, the price of the Common Shares could decline.

The trading market for the Common Shares will rely in part on the research and reports that equity research analysts publish about GameSquare and our business. The price of the Common Shares could decline if one or more equity analysts downgrade the Common Shares or if analysts issue other unfavorable commentary or cease publishing reports about GameSquare or our business.

GameSquare may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. GameSquare may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact its business. Any adverse determination in litigation could also subject GameSquare to significant liabilities.

Variable revenues and earnings.

The revenues and earnings of GameSquare may fluctuate from quarter to quarter, which could affect the market price of the Common Shares. Revenues and earnings may vary quarter to quarter as a result of a number of factors, including acquisition of new customers and clients, cyclical fluctuations related to the evolution of the industry and impairment of goodwill or intangible assets which may result in a significant change to earnings in the period in which impairment is determined. Any of the risk factors listed in this MD&A could also cause significant variations to our revenues, gross margins and earnings in any given quarter.   Historically, the Company’s revenue for the third and fourth quarters of the fiscal year has been higher than revenue in the Company’s first and second quarters. These seasonal variances reflect the general trend in the sector.

GmeSquare must perform impairment assessments of goodwill

Under IFRS, the Company is required to, at least annually, perform an impairment assessment of goodwill. For intangible assets with useful lives, the Company is required to review these for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, and at least annually, review whether there is any change in their expected useful lives. To perform impairment assessments, all intangible assets including goodwill are allocated to the cash generating units. An impairment loss is recognized if the carrying amount of a cash generating unit exceeds its recoverable amount. The recoverable amount of each cash generating unit is based on the greater of fair value less costs to dispose and value in use. To determine recoverable amount, significant assumptions are used in projecting earning margins, earning multiples, growth rates and discount rates in estimating and discounting future cashflows.

As a result of the annual goodwill assessment for the year thirteen months ended December 31, 2021 and the year ended November 30, 2020, management recognized goodwill impairment of $1,798,430 related to Code Red. The goodwill impairment related to Code Red was recorded as Code Red had not grown its gross margin and net margins as expected at the time of acquisition in March 2020 (as compared to the forecast provided for the original purchase price allocation). Thus, Code Red’s updated discounted cash flow model, which was prepared as part of the annual goodwill impairment test, suggested that an impairment be recorded.  The Company further impaired the remaining Code Red intangible assets by $701,423 in the year ended December 31, 2022 to reflect continued delays in growing its gross and net margins as expected at the time of the acquisition in March 2020.

GameSquare has never paid dividends on the Common Shares and it does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in the Common Shares will likely depend on whether the price of the Common Shares increases.

GameSquare has not paid dividends on the Common Shares to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of the Common Shares will be investors sole source of gain for the foreseeable future. Consequently, in the foreseeable future, investors will likely only experience a gain from their investment in the Common Shares if the price of the Common Shares increases.

Page 23 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

GameSquare may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

GameSquare may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and GameSquare fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If GameSquare is not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, GameSquare may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

Risk Factors Related to the Engine Transaction

Possible failure to realize anticipated benefits of the Arrangement.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Engine’s ability to realize the anticipated growth opportunities and synergies from integrating the Company’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the combined company following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the combined company to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Engine and the Company expect to each incur significant costs associated with the Arrangement.

Engine and the Company  will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Engine’s and the Company’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

The Engine Shares issued in connection with the Arrangement may have a market value different than expected

Pursuant to the Arrangement, each shareholder of the Company will be entitled to receive 0.08262 of an Engine Share for each Common Share held, subject to adjustment for fractional shares. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of Engine Shares or the Common Shares, the market values of the Engine Shares and the Common Shares at the effective time of the Arrangement may vary significantly from the values at the date of this MD&A. If the market price of Engine Shares declines, the value of the consideration received by shareholders of the Company will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Engine, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions and other factors over which neither Engine nor the Company has control.

Restrictions from pursuing business opportunities.

Each of Engine and the Company is subject to customary non-solicitation provisions under the Arrangement Agreement, pursuant to which, the parties are restricted from soliciting, initiating or knowingly encouraging any acquisition proposal, among other things. The Arrangement Agreement also restricts them from taking specified actions until the Arrangement is completed without the consent of the other party. These restrictions may prevent each party from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Page 24 of 25

GameSquare Esports Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2023 and 2022

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has:

a) 315,661,875 Common Shares outstanding;

b) 20,205,958 stock options outstanding with expiry dates between October 1, 2023, and February 22, 2033;

c) 4,610,023 RSUs; and

d) 44,891,403 warrants with expiry dates between July 22, 2023, and September 30, 2027.

Page 25 of 25